UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

    Commission File Number     001-14484
    000-21747-01

Allstate Financing I and The Allstate Corporation (Exact name of registrant as specified in its charter)
2775 Sanders Road, Northbrook, IL 60062 (Address, including zip code, and telephone number, including area, of registrant's principal executive offices)
7.95% Cumulative Quarterly Income Preferred Securities (and Guarantee with Respect Thereto) (Title of each class of securities covered by this Form)
Allstate Financing I: none.
The Allstate Corporation: Common Stock, par value $0.01 per share, and 7 1/8% Senior Quarterly Interest Bonds
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/x/	Rule 12h-3(b)(1)(i)	/ /
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 12h-3(b)(2)(ii)	/ /
		Rule 15d-6	/ /

    Approximate number of holders of record as of the certification or notice date: None

    Pursuant to the requirements of the Securities Exchange Act of 1934 each of Allstate Financing I and The Allstate Corporation have caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date:   December 28, 2001

ALLSTATE FINANCING I		THE ALLSTATE CORPORATION
By:	/s/ JENNIFER M. HAGER	By:	/s/ JAMES P. ZILS
Name:	Jennifer M. Hager	Name:	James P. Zils
Title:	Regular Trustee	Title:	Treasurer